Mail Stop 3561

July 13, 2007

Robert Meers, Chief Executive Officer
Lululemon Athletica Inc.
2285 Clark Drive
Vancouver, British Columbia
Canada, V6N 3G9

> **Re:** **Lululemon Athletica Inc.**
> **Amendments No. 4 and 5 to Registration Statement on Form S-1**
> **Filed July 9, and July 13, 2007**
> **File No. 333-142477**

Dear Mr. Meers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Principal and Selling Stockholders, page 126

1. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Advent International Corporation. See Interpretation I.60 of Telephone Interpretation Manual (July 1997) and Interpretation. 4S of Reg. S-K section of March 1999 Supplement to Manual.

Underwriting, page 148

2. We note your revisions to your Underwriting disclosure omitting the selling shareholders from the discussion of the determination of the public offering price although the selling shareholders are a party to the underwriting agreement. Please revise to reflect your prior disclosure or advise.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Stringer, Accountant, at (202) 551-3272 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Peggy Kim, Senior Staff Attorney, at (202) 551- 3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Barry M. Abelson, Esq.
        John P. Duke, Esq.
        Pepper Hamilton LLP